

July 26, 2013

John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, District of Columbia 20001-3980

> Re: New Mountain Finance Corporation
>   File No. 333-189706
>
>   New Mountain Finance Holdings, LLC
>   File No. 333-189707

Dear Mr. Mahon:

We have reviewed the joint registration statement for New Mountain Finance Corporation and New Mountain Finance Holdings, LLC (the " Companies") filed on Form N-2 on June 28, 2013, in connection with the shelf registration of common stock, preferred stock, subscription rights, warrants, debt securities, and units.

On behalf of the Companies, you requested by letter on the same date that the staff of the U.S. Securities and Exchange Commission ("SEC") afford the registration statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Your letter asserts that the disclosure contained in the registration statement contains no material changes from the disclosure included in the Companies' joint registration statement on Form N-2 (File Nos. 333-185955 and 333-185954), effective March 1, 2013, except for: (i) revisions reflecting material developments relating to the Companies since the effective date of the Prior Registration Statement; (ii) information specific to the terms and manner of certain additional types of securities that may be offered pursuant to the Registration Statement; and (iii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2012 and unaudited financial statements and related financial data for the period ended March 31, 2013.

Pursuant to Release No. 33-6510 and in reliance on the representations contained in your letter dated June 28, 2013, we performed a limited review of the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Fees and Expenses (Page 17)

1. We note the absence of the Acquired Fund Fees and Expenses ("AFFE") line item from the Fee Table. Please confirm to us in your response letter that the Companies will not in the upcoming year make investments that require disclosure of AFFE. *See* Item 3, Gen. Inst. 10.

Risk Factors (Page 25)

2. Identify any sectors in which the Companies are concentrated or expect to concentrate. Also, include sector-specific risk disclosure as applicable.

Description of our Units (Page 179)

3. Please expand the disclosure to describe the units with specificity. In particular, please disclose whether: 1) any trading history and markets exist for Business Development Company units; 2) units present any unusual or unique risks that potential purchases should be aware of; 3) units have any influence or relationship with the asset coverage requirements of the Investment Company Act of 1940; 4) units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and/or 5) there are any voting right issues or conflicts with respect to unit components.

   Please also disclose: 1) how the Companies benefit by issuing units; 2) how this benefit differs from issuing the individual unit components; and 3) whether this benefit to the Companies gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

4. In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units. Could the offering of units indirectly result in the selling shares of common stock at a price below net asset value? In your response letter, explain whether the units may be structured so as to, in effect, offer shares of the Companies' common stock at a price below net asset value by lowering the price of the other securities included in the unit.

Plan of Distribution (Page 211)

5. Please confirm to the staff in your response letter that the Companies will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

PART C

Item 25. Financial Statements and Exhibits

6. In your response letter, discuss the Companies' plans to update all applicable financial statements and other material information, as well as the auditor's consent, for any takedown of securities offered from this shelf registration statement. In addition, our accounting staff has the following comments:

    a) **Page F-4, Consolidated Statement of Operations for New Mountain Finance Holdings, L.L.C**. The administrative expenses and professional fees are presented "net" of reimbursable expenses. Regulation S-X 6-07(g)(2) requires that these amounts be disclosed on a "gross" basis with a related reduction shown separately below Total Expenses. Please revise.

    b) **Page F-32,** Notes to Financial Statements, Note 2 (Summary of Significant Accounting Policies, Revenue Recognition, Interest Income). Consider disclosing the amount of PIK interest earned by the Fund during the period.

    c) **Page F-45, Notes to Financial Statements, Note 4 (Fair Value)**. The chart on Page F-45 discloses that it uses "Market and Income" approaches to value debt investments at March 31, 2013. Please disclose the dollar amount valued under each approach for each category of investment (*i.e*., market based first lien, income based first lien, market based second lien, income based second lien, etc.). The chart also discloses a range for EBITA and Discount Rates used, please also include the average rate used for each measure. *See* ASU 2011-04 (Topic 820).

    d) **Page F-51, Notes to the Financial Statements**. The first full paragraph discusses various expenses that were waived as they exceeded the expense cap ("The Operating Company incurred $829 in expenses in excess of the expense cap for the three months ended March 31, 2013, of which $495 was receivable from an affiliate as of March 31, 2013. The Operating Company incurred $550 in expenses in excess of the expense cap for the three months ended March 31, 2012, of which $246 was receivable from an affiliate as of March 31, 2012."). Please confirm that these waived expenses cannot be recouped by the Adviser.

7. It appears that, in addition to the trust indenture that will be used with its proposed debt offerings, the Companies should file in a pre-effective amendment, as an exhibit to the registration statement, the Statement of Eligibility of Trustee on Form T-1. As an alternative to filing the Form T-1 in a pre-effective amendment, include the following undertaking under Item 34 of Part C if the Companies intend to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under indentures for securities to be issued, offered, or sold on a delayed basis by or on behalf of the registrant:

> "The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act."

8. It appears that the Companies should file, as an exhibit to the registration statement, the form of statement of preferences that the Companies anticipate entering into in respect of their issuance of preferred stock.

9. Please file as an exhibit to your next pre-effective amendment an opinion, and related consent, of counsel regarding the legality or the binding obligation, as applicable, pertaining to each category of security being registered. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Companies' Board of Directors, it may be necessary for the Companies to undertake to file an unqualified legality or binding obligation opinion, as applicable, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement. *See generally* SEC Division of Corporation Finance Staff Legal Bulletin No. 19, n. 26 (Oct. 14, 2011).

10. We note that the entries in the Exhibit List for Forms of Prospectus Supplements for Preferred Stock, Rights Offerings, Warrants Offerings, Debt Securities Offerings, and Units Offerings are asterisked with "* To be filed by amendment." Please confirm to us that you will file such Forms of Prospectus as *pre*-effective amendments.

11. The Companies have stated they are going to register, among other securities, subscription rights and units, which may consist of any two or more securities being registered or debt obligations of third parties. Please include an undertaking that subscription rights and units will not be offered or sold unless a *post*-effective amendment has been filed and declared effective with respect to such securities.

GENERAL COMMENTS:

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Companies and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Companies request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Companies may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

/s/ Amy W. Miller

Amy W. Miller
Senior Counsel

cc: Michael Shaffer, SEC